Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

08004935

2 September 2008

SEC
Mail Processing
Section

SEP 1 2 2008

Washington, DC
100

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
SEP 1 7 2008
THOMSON REUTERS

9/16

Cue Energy Resources Limited

Good Oil Conference
2 September 2008

CORPORATE

CUE ENERGY STATISTICS

20 Largest Shareholders Update

	Shareholder	Ordinary Shares	Percentage Held
1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	UOB Kay Hian Privated Limited	58,316,805	9.28%
3	National Nominees Limited	37,170,315	5.92%
4	Octanex NL	36,380,140	5.79%
5	Todd Tasman Oil Ltd	21,600,000	3.44%
6	ANZ Nominees Limited	16,956,869	2.70%
7	CIMB-GK Securities Pte Ltd	13,685,347	2.18%
8	Berne No 132 Nominees Pty Ltd	13,368,397	2.13%
9	Portfolio Securities Pty Ltd	10,737,130	1.71%
10	Ernest Geoffrey Albers	10,083,647	1.61%
11	Mr Colin MacEwan & Ms Bronwyn Beder	7,500,000	1.19%
12	HSBC Custody Nominees	7,052,491	1.12%
13	Citicorp Nominees Pty Limited	6,635,414	1.06%
14	Custodial Services Limited	6,208,265	0.53%
15	JP Morgan Nominees Australia Limited	4,416,182	0.70%
16	Trust Company of Australia Ltd	3,230,000	0.51%
17	Mr Neil Cliffton Abbott & Gellert Ivanson Trustee	2,300,000	0.37%
18	Revireso Nominees Pty Ltd	2,250,000	0.36%
19	Richard Tweedie	2,163,704	0.34%
20	Douglas Financial Consultants Pty Ltd	2,000,000	0.34%

Australian Registered Company

Shareholders	4,805
Listings	Australia/PNG
Ordinary Shares	628.2 Million
Top 20 Shareholders	398 Million (63%)

Top 2 Shareholders

Todd Petroleum	25%
Singapore Petroleum	14 - 15%
Market Capitalisation @ A0.21 cents	A$132 Million
Cash at 30 June 2008	A$15 Million
Project Loan Facility	US$20 Million
Employees	7

DIRECTORS & EXECUTIVES

NON EXECUTIVE CHAIRMAN

Richard Tweedie LL.B — MD Todd Energy NZ – 25% of shares

NON EXECUTIVE DIRECTORS

Geoffrey Albers LL.B — Founder – 7.7% of shares

Leon Musca LL.B — Lawyer - 1.6% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin B Sc (Hons) — 40 years experience, oil & gas; Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox B Com — 24 years experience, oil & gas; Joined Cue 1994

EXPLORATION MANAGER

Terry White B Sc (Hons) — 27 years experience, oil & gas; Joined Cue 2008

... very experienced team

CORPORATE PLAN

... Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$500 million

1. Indigenous Growth

EXPLORATION

APPRAISAL

DEVELOPMENT

PRODUCTION

2. Acquisitions

... balanced portfolio

ACHIEVEMENTS

PRODUCTION

- SE Gobe oil
- Oyong oil

DEVELOPMENT

- Maari oil
- Oyong gas
- Wortel gas

APPRAISAL

- Manaia oil
- Barikewa gas

EXPLORATION

- Acquired 8 offshore permits in three years
- Operate 4 permits
- Farmed out four Australian areas to date for
  - 3 seismic surveys, 2 firm exploration wells
  - Expected farmout spend A$ 35 million net
  - Ongoing 2D & 3D seismic surveys

... considerable achievements

CUE HYDROCARBON INVENTORY

... drives cashflow increase

OIL RESERVES


0.37 mmbls (2P*)
Oyong
(Indonesia)
0.20 mmbls (2P)
SE Gobe
(PNG)
2.5 mmbls (2P)
Maari
(New Zealand)

GAS RESOURCES


~30 BCF
(2P equiv)
Kimu
(PNG)
4 BCF
SE Gobe
(PNG)
120 BCF
(2P equiv)
Maple/ Cash
(Australia)
120 BCF
(2P equiv)
Barikewa
(PNG)
12 BCF 2P*
Oyong
(Indonesia)
12 BCF*
(2P equiv)
Wortel
(Indonesia)

* Cue estimate after government take

...Large future gas potential

NET OIL PRODUCTION FORECAST



Barrels of Oil Per Year X 1000
800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
SE Gobe# Oyong¤ Maari#
... Plus gas production 2009 onwards
-1500
-1000
- 500
Barrels of Oil Per Day

Cue estimate
¤ Cue entitlement estimate (after government take)

... substantial cash flow increase 2008 onwards

NET GAS PRODUCTION FORECAST



Oyong Gas
Wortel Gas
Billion Cubic Feet Per Year
Barrels of Oil Equivalent Per Year
X 1000
0
1
2
3
4
5
6
-1000
- 750
- 500
- 250
2009
2010
2011
2012
2013
2014

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

... added cashflow

PROJECTS

JOINT VENTURE INTERESTS



MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
PERTH
ADELAIDE
MELBOURNE
BRISBANE
SYDNEY
CANBERRA
HOBART
Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
AC/RL7
*Coogee 80%
Cue 20%
WA389-P
*Cue 100%
WA409-P
*Cue 50%
Exoil 50%
WA359-P
*MEO 60%
Exoil 20%
Cue 20%
WA360-P, 361-P
*MEO 60%
Gascorp 20%
Cue 20%
PDL 3
*Santos 15.921718%
SHP 40.149650%
Oil Search 36.35974%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PPL 190
*Oil Search 62.556%
Murray 26.497%
Cue 10.947%
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
PRL 8
*OilSearch 60.71%
Mosaic 28.57%
Cue 10.72%
T/37P, T/38P
* Cue 50%
Exoil 50%
PMP 38160 PEP 38413
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
PEP 38494
Cue 20%

* Operator


PAPUA NEW GUINEA
PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
PRL 8
PDL 3
Foreland
Fold Belt
KUTUBU PIPELINE
BARIKEWA GAS FIELD
PRL 9
KUMUL MARINE TERMINAL
Proposed Pipeline
To Port Moresby
CUE ACREAGE
0
50
KILOMETRES
Madang
Mt Hagen
Goroka
Kerema
Port Moresby

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD



PPL190
Makas
PPL219
Gobe Main Field
Wasuma
South East Gobe Field
PDL4
PPL206
PDL3
PPL190
SEG UNIT
PN99-215
Cobra -1
Beaver_1
Tabe
Billip_1
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
0 5
KILOMETRES
Pre-drill Potential
Recov oil 30 – 40 mmbbls
Cue share 3.3 - 4.4 mmbbls
Chance of Success 17%

... provides base income

COBRA 1 SEISMIC LINE

PN99-215



Cobra-1A
Gobe Thrust
Darai Limestone
Ieru Formation
Top Hedinia Sandstone
Top Iagifu Sandstone

SAMPANG PSC – INDONESIA



112°30'E
113°00'E
113°30'E
N
Java Sea
KE Field
7°00'S
7°30'S
Bangkalan
Gresik
Sekarkorong Field
Bogomiring Field
Surabaya
Kutil Field
Lidah Field
Sidoarjo
Wunut Field
Sampang PSC
Sampang
Pamekasan
Sumenep
Pasuruan
Grati
Probolinggo
Besuki
Madura Strait
Kerawai
Bakung
Dukuh
Enau
Flamboyan
Persik
Wortel
Pare
BD Field
Jalar
Paus
Herbras
Raja
Gurita
Ubur-Ubur
Genteng
Maleo Field
Madura Offshore PSC
Jeruk
Wortel
Oyong
28" Diameter Pipeline
9 200 000mN
700 000mE
750 000mE
0 20
KILOMETRES
MALAYSIA
INDONESIA
Location
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play

Source Santos Ltd

OYONG DEVELOPMENT CONCEPT


Gresik
Surabaya
Madura
Oyong
Gas and Oil Field
Wellhead
Structure
Oil Storage Tanker
Production
Barge
Oil Phase
Trans Java Pipeline
PGN Pipeline
Grati
60 km Pipeline
Onshore
Gas Receiving Facilities
Gas Phase
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

OYONG DEVELOPMENT



Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
Sea Surface

OIL PHASE

- First oil September 2007, 2Q 6700 bopd gross
- 6-10 million barrels recoverable
- 2.0 million barrels produced to 30 June 2008

GAS PHASE

- Gas Sales Agreement signed
- Gas development underway
- First gas 3Q 2009 @ 40 - 60 million cfd gross
- 100 billion cubic feet recoverable in mid case

COST

- Estimated capital cost ~ USD210 million gross
- Cue share ~ USD31.5 million

Source: Santos Ltd

WORTEL GAS DISCOVERY


Wortel
Madura Strait
Limit of Oyong 3D seismic
Wortel-1
Wortel-2
Oyong Field (3D detail mapping)
RECOVERABLE GAS
POTENTIAL (BCF)
LOW MID HIGH
30 90 150
Gas
Gas above oil
Oil
Probable gas
Limit of Wortel reservoir
1km
Contour interval 20m

Depth Map

... tie to Oyong

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- 2D seismic infill – interpreted
- Tie back to Oyong
- Development approval 1Q 2009
- First gas –mid 2010
- Estimated CAPEX US$100 million
- Cue share US$15 million

NEW ZEALAND

MAARI OIL FIELD


5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
naia -1 (prop)
Maui-4
Water depth approx 100m


Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Proposed well

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%


New Plymouth
Kaimiro
Kapuni
Tui area fields
Maui
Kupe South
40km

... upside potential in Maari & Manaia

MAARI DEVELOPMENT SCHEME



Wellhead Platform
Floating Production Storage Offloading (FPSO)
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical
Anchor chains

Source OMV New Zealand

... development underway

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
MAARI
ZONE
FAULT
MANAIA

- Platform & FPSO installed
- First oil 4Q 2008, full production 2Q 2009
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd

- P_{50} oil reserves ~ 50 million barrels
  Cue share ~ 2.5 million barrels
  (area upside ~ +10-20 mmbbls)

- Capital cost ~ US$520+ million gross
  Cue share ~ US$26 million
  Project loan facility US$20 million

... substantial oil production increase

NZ Permit: PEP38494



Maari
Manaia
Pike
Paua
Tio
Te Whatu-2
Te Whatu-1
Matariki
Matariki
Ridge
Fresne Anticline
Puanga
Takurua
Puanga-iti
Tasman-1
Kokirikiri
Fresne-1
PEP 38494
6140000
6120000
6100000
6080000
2500000
2520000
2540000
2560000
Top Eocene fault
Anticline axis
Syncline axis
Oil Discovery
TE Prospect
TE Lead
Top Eocene TWT contours
0 3 6 12 18 24 km
Cue interest 20%

Source : Todd Energy, 2008

LOCATION CARNARVON BASIN PERMITS


LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
Rose 3D Seismic Survey
Cue 100%
WA-389-P
WA-409-P
Cue 50%
Cue 20%
WA-359-P
Cue 20%
WA-361-P
Zeus
Cue 20%
WA-360-P
Glatton-1
Andromeda-1
Gandara-1
Lacerta-1
Malus-1
Echo/Yodel
Rankin
Goodwyn
North Rankin
Perseus
Eaglehawk
Egret
Cossack
Wanaea
Lambert
Angel
Hermes
Exeter
Mutineer
Talisman
Legendre
Dockerell
Dixon
Wilcox
Iago
Wheatstone
Pluto
Urania
Geryon
Dionysus
WA-270-P
WA-191-P R3
WA-4-L R1
WA-17-L
WA-2-L R1
WA-208-P R2
WA-1-P R5
WA-254-P R2
WA-202-P R2
WA-310-P
WA-312-P
W03-9
WA-330-P
WA-321-P
WA-323-P
WA-28-P R6
WA-350-P
WA-267-P
W04-9
500
200
20°

... adjacent to large fields

WA-361-P : ZEUS PROSPECT


Zeus
Zeus -1 (prop)
Perseus
Nth Rankin
2520


Interpreted Legendre sands at Zeus represented by high amplitude reflections – possible "bright spots"


Perseus-3A (offset)
Legendre gas sands at Perseus represented by high amplitude reflections - possible "bright spots"

Source : MEO, 2008

ASHMORE CARTIER LEASE AUSTRALIA



Western Australia
Sunrise-
Troubadour
Evan Shoals
Bayu-Undan
~200km
~700km
Darwin
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Gas Field
Pipeline
AC/RL7
Scale 200km
AC/RL7
Cash-Maple Field
Cue 20%

Recoverable gas (BCF)		
1P	2P	3P
290	640	1430

... future production potential

BASS BASIN PERMITS AUSTRALIA



VICTORIA
TASMANIA
N
Konkon 1
Seal 1
T/45P (Rawson Resources)
Toolka 1
Koorkah 1
Cormorant 1
King 1
T06-3 (Tap?)
Barramundi 1
Bass 1
Trefoil 1
Yolla
T/44P (Origin)
White Ibis 1
Bass 3
T/RL1
T/18P
Tilana 1
Bass 2
Yurongi 1
Dondu 1
T/37P
Nangkero 1
Squid
Poonboon 1
T/3BP
Pelican 1
Pelican 5
T/41P
Chat 1
T/43P
T/42P
Durroon 1
T/39P
Duke Energy International
Tasmanian Gas Pipeline
Spikey Beach Prospect
CUEBASS08
2D Seismic Survey outline
Tasmanian Devil 1
Smithton
gas pipeline
Devonport
Tasmania
Launceston
0
25Km
LEGEND
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area (Cue 10% interest)
AUSTRALIA

... focus of renewed industry interest

SPIKEY BEACH PROSPECT


Spikey Beach-1
0.500
1.000
1.500
2.000
2.500
Top Eastern View objective
Pelican gas field

POTENTIAL

Recoverable oil	30 mmbbls
Cue share	10%

ACTIVITY TIMING


2008
2009
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
EXPLORATION SEISMIC
T/37P T/38P (2D)
WA-389-P (3D)
EXPLORATION/APPRAISAL DRILLING
PPL190 Cobra -1A
T/38P Spikey Beach -1
WA-361-P Zeus -1
SAMPANG PSC (2 wells)
PEP38413 Manaia -1
PRL -9 Barikewa -3
PEP38494 Matariki -1
DEVELOPMENT PROGRAM
MAARI
FPSO & WHP INSTALLATION
PRODUCTION DRILLING
OIL PRODUCTION
1st oil
OYONG
GAS DEVELOPMENT
GAS PRODUCTION
1st gas
WORTEL
GAS DEVELOPMENT

NET OIL PRODUCTION FORECAST


Barrels of Oil Per Year X 1000
SE Gobe#
Oyong¤
Maari#
Risked Maari upside & Manaia#
Risked exploration success #
... Plus gas production 2009 onwards
1000
900
800
700
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
-1500
-1000
-500
Barrels of Oil Per Day

\# Cue estimate

¤ Cue entitlement estimate (after government take)

... substantial potential future cash flow

SUMMARY

Balanced portfolio

- Large increase in oil production
- Gas production beginning
- Appraisal drilling
- Exploration drilling
- Quality exploration acreage
- Large gas upside

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. *In addition, the Company has a number* of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

END